April 21, 2005



Mr. William H.  Moryto
Chief Financial Officer
Lazare Kaplan International, Inc.
19 West 44th Street
New York, NY 10036

RE:	Form 10-K for the fiscal year ended May 31, 2004
	File Date: August 27, 2004
	File No. 001-07848

Dear Mr. Moryto,

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief